Q1 FY2026
ENDAVA ANNOUNCES FIRST QUARTER FISCAL YEAR 2026 RESULTS

Q1 FY2026
8.6% Year on Year Revenue Decline to £178.2 million
7.3% Revenue Decline at Constant Currency
Diluted EPS £(0.15) compared to £0.04 in the prior year comparative period
Adjusted Diluted EPS £0.15 compared to £0.25 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), the technology-driven business transformation group whose AI-native approach combines cutting edge technology with deep industry expertise, today announced results for the three months ended September 30, 2025 ("Q1 FY2026").
"The first quarter results were lower than guided primarily due to an unexpected credit made to a client that arose subsequent to our last earnings call as well as certain non large strategic pipeline opportunities that did not convert into revenue during the quarter as anticipated. While these factors weighed on our performance, our ability to secure a multi-year strategic relationship with a leading payments company of up to $100 million demonstrates the strength of our client relationships. This partnership will utilise the best of Endava’s global delivery capability as well as our AI and advanced engineering capabilities to streamline our client's technology platforms and enhance existing capabilities. This represents a prime example of the type of deal and partnership we are targeting utilising our capability as an AI native, technology agnostic, transformation partner,” said John Cotterell, Endava's CEO.

FIRST QUARTER FISCAL YEAR 2026 FINANCIAL HIGHLIGHTS:
•Revenue for Q1 FY2026 was £178.2 million, a decline of 8.6% compared to £195.1 million in the same period in the prior year.
•Revenue decline at constant currency (a non-IFRS measure)* was 7.3% for Q1 FY2026.
•Loss before tax for Q1 FY2026 was £(8.5) million, compared to profit before tax of £4.2 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q1 FY2026 was £9.9 million, or 5.5% of revenue, compared to £19.2 million, or 9.9% of revenue, in the same period in the prior year.

Q1 FY2026
•Loss for the period was £(8.2) million, resulting in diluted loss per share of £(0.15), compared to profit for the period of £2.2 million and diluted earnings per share ("EPS") of £0.04 in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure)* was £7.9 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.15, compared to adjusted profit for the period of £15.1 million and adjusted diluted EPS of £0.25 in the same period in the prior year.
CASH FLOW:
•Net cash from operating activities was £12.3 million in Q1 FY2026, compared to net cash from operating activities of £4.4 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £9.2 million in Q1 FY2026, compared to £3.5 million in the same period in the prior year.
•At September 30, 2025, Endava had cash and cash equivalents of £47.2 million, compared to £59.3 million at June 30, 2025.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”
OTHER METRICS FOR THE QUARTER ENDED SEPTEMBER 30, 2025:
•Headcount totaled 11,636 at September 30, 2025, with an average of 10,332 operational employees in Q1 FY2026, compared to a headcount of 11,821 at September 30, 2024 and an average of 10,627 operational employees in the same period in the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 133 at September 30, 2025 compared to 147 clients at September 30, 2024.
•Top 10 clients accounted for 36% of revenue in Q1 FY2026, similar to the same period in the prior year.
•By geographic region, 42% of revenue was generated in North America, 24% was generated in Europe, 28% was generated in the United Kingdom and 6% was generated in the rest of the world in Q1 FY2026. This compares to 39% in North America, 25% in Europe, 31% in the United Kingdom and 5% in the Rest of the World in the same period in the prior year.
•By industry vertical, 17% of revenue was generated from Payments, 22% from BCM, 9% from Insurance, 17% from TMT, 9% from Mobility, 12% from Healthcare, and 14% from

Q1 FY2026
Other in Q1 FY2026. This compares to 20% from Payments, 17% from BCM, 9% from Insurance, 21% from TMT, 9% from Mobility, 12% from Healthcare, and 12% from Other in the same period in the prior year.
OUTLOOK:
Second Quarter Fiscal Year 2026:
Endava expects revenue will be in the range of £179.0 million to £182.0 million, representing a constant currency revenue decline of between (8.0)% and (7.0)% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.15 to £0.17 per share.
Full Fiscal Year 2026:
Endava expects revenue will be in the range of £735.0 million to £752.0 million, representing a constant currency revenue change of between (4.5)% and (2.5)% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.80 to £0.88 per share.
This above guidance for the second quarter and full fiscal year 2026 assumes the exchange rates on October 31, 2025 (when the exchange rate was 1 British Pound to 1.32 US Dollar and 1.14 Euro).
Endava is not able, at this time, to reconcile its expectations for the second quarter and full fiscal year 2026 for a rate of revenue growth or decline at constant currency or adjusted diluted EPS to their respective most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets, foreign currency exchange losses / (gains), net, and fair value movement of contingent consideration, as applicable. Accordingly, a reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.
The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.
SHARE REPURCHASE PROGRAM:
As of October 31, 2025, the Company had repurchased an aggregate of 7,139,149 American Depositary Shares for $115.9 million under its share repurchase program. As of October 31, 2025, the Company had $34.1 million remaining for repurchase under its share repurchase authorisation.

Q1 FY2026

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, November 11, 2025, to review its Q1 FY2026 results. To participate in Endava’s Q1 FY2026 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday December 12, 2025.
ABOUT ENDAVA PLC:
Endava is a leading provider of next-generation technology services, dedicated to enabling its clients to accelerate growth, tackle complex challenges and thrive in evolving markets. By combining innovative technologies and deep industry expertise with an AI-native approach, Endava consults and partners with clients to create solutions that drive transformation, augment intelligence and deliver lasting impact. From ideation to production, it supports clients with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
Endava’s clients span payments, insurance, banking and capital markets, technology, media, telecommunications, healthcare, mobility, retail and consumer goods and more. As of September 30, 2025, 11,636 Endavans are helping clients break new ground across locations in Europe, the Americas, Asia Pacific and the Middle East.

Q1 FY2026
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in this press release. These measures include revenue (decline)/growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.
Revenue (decline)/growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended September 30, 2024 were used to convert revenue for the fiscal quarter ended September 30, 2025 and the revenue for the comparable prior period.
Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s (loss)/profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange losses/(gains), net, restructuring costs, and fair value movement of contingent consideration, all of which are non-cash items except for realised foreign currency exchange losses/(gains), net and restructuring costs. Our Adjusted PBT margin is our Adjusted PBT as a percentage of our total revenue.
Adjusted profit for the period is defined as Adjusted PBT less the adjusted tax charge for the period. The adjusted tax charge is the tax charge adjusted for the tax impact of the adjustments to PBT.
Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.
Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible). Adjusted free cash flow is not intended to be a measure of residual cash available for management's discretionary use since it omits significant sources and uses of cash flow, including mandatory debt repayments and changes in working capital.
Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance.

Q1 FY2026
Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below and not rely on any single financial measure to evaluate the Company’s business.
FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "intends," "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements regarding our pipeline of potential large opportunities, Endava's business strategies, plans, operations and growth opportunities and Endava's future financial performance, including management's financial outlook for the second quarter and full fiscal year 2026. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to achieve its revenue growth goals including as a result of a slower conversion of its pipeline; Endava's expectations of future operating results or financial performance; Endava’s ability to accurately forecast and achieve its announced guidance; Endava's ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilisation rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of Endava's addressable market and market trends; Endava’s ability to adapt to technological change and industry trends and innovate solutions for its clients; Endava's plans for growth and future operations, including its ability to manage its growth; Endava's ability to effectively manage its international operations, including Endava's

Q1 FY2026
exposure to foreign currency exchange rate fluctuations; Endava's future financial performance; the impact of unstable market, economic, and global conditions, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report on Form 20-F for the year ended June 30, 2025 filed with the SEC on September 4, 2025 and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.
INVESTOR CONTACT:
Endava plc
Laurence Madsen, Head of Investor Relations
Investors@endava.com

Q1 FY2026

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Three Months Ended September 30
	2025	2024
	£’000	£’000
REVENUE	178,187	195,052
Cost of sales
Direct cost of sales	(134,039)	(139,520)
Allocated cost of sales	(6,484)	(6,873)
Total cost of sales	(140,523)	(146,393)
GROSS PROFIT	37,664	48,659
Selling, general and administrative expenses	(40,575)	(43,969)
OPERATING (LOSS) / PROFIT	(2,911)	4,690
Net finance expense	(5,561)	(477)
(LOSS) / PROFIT FOR THE PERIOD BEFORE TAX	(8,472)	4,213
Tax on (loss) / profit on ordinary activities	315	(1,966)
(LOSS) / PROFIT FOR THE PERIOD	(8,157)	2,247
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact	6,593	(23,340)
Total comprehensive expense for the year attributable to the equity holders of the Company	(1,564)	(21,093)

(LOSS) / EARNINGS PER SHARE:
Weighted average number of shares outstanding - Basic	53,037,125	59,051,116
Weighted average number of shares outstanding - Diluted	53,193,752	59,430,225
Basic (Loss) / EPS (£)	(0.15)	0.04
Diluted (Loss) / EPS (£)	(0.15)	0.04

Q1 FY2026

CONDENSED CONSOLIDATED BALANCE SHEETS	September 30, 2025	June 30, 2025	September 30, 2024 (1)
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	479,436	473,296	486,083
Intangible assets	103,795	100,890	118,593
Property, plant and equipment	15,087	14,177	18,197
Lease right-of-use assets	43,074	41,515	50,474
Deferred tax assets	20,730	19,030	18,613
Financial assets and other receivables	6,636	5,009	9,455
TOTAL	668,758	653,917	701,415
ASSETS - CURRENT
Trade and other receivables	213,189	209,523	198,201
Corporation tax receivable	4,443	12,865	9,783
Financial assets	127	121	181
Cash and cash equivalents	47,225	59,345	52,811
TOTAL	264,984	281,854	260,976
TOTAL ASSETS	933,742	935,771	962,391
LIABILITIES - CURRENT
Lease liabilities	14,127	13,661	14,161
Trade and other payables	97,032	96,827	104,512
Corporation tax payable	7,817	7,757	5,693
Contingent consideration	104	100	6,651
Deferred consideration	2,518	3,376	5,749
TOTAL	121,598	121,721	136,766
LIABILITIES - NON CURRENT
Borrowings	193,208	180,943	132,638
Lease liabilities	34,958	33,448	40,811
Deferred tax liabilities	13,962	15,183	24,365
Tax liabilities related to Pilar II Income tax	584	584	—
Contingent consideration	90	401	—
Deferred consideration	—	—	943
Other liabilities	557	552	424
TOTAL	243,359	231,111	199,181
EQUITY
Share capital	1,046	1,123	1,180
Share premium	21,280	21,280	21,280
Merger relief reserve	63,440	63,440	63,440
Retained earnings	536,723	575,428	583,969
Other reserves	(53,699)	(60,369)	(43,399)
Treasury shares	—	(17,958)	—
Investment in own shares	(5)	(5)	(26)
TOTAL	568,785	582,939	626,444
TOTAL LIABILITIES AND EQUITY	933,742	935,771	962,391

Q1 FY2026

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	Three Months Ended September 30
	2025	2024
	£’000	£’000
OPERATING ACTIVITIES
(Loss) / Profit for the period	(8,157)	2,247
Income tax charge	(315)	1,966
Non-cash adjustments	19,992	23,593
Tax received / (paid)	5,681	(1,320)
Research & Development Credit received	97	—
Net changes in working capital	(5,046)	(22,112)
Net cash from operating activities	12,252	4,374

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(3,090)	(1,135)
Proceeds from disposal of non-current assets	47	36
Payment for acquisition of subsidiary, net of cash acquired	(3,487)	(68)
Interest received	694	367
Net cash used in investing activities	(5,836)	(800)

FINANCING ACTIVITIES
Proceeds from borrowings	10,000	—
Repayment of borrowings	—	(7,000)
Proceeds from sublease	23	30
Repayment of lease liabilities	(2,898)	(3,093)
Repayment of lease interest	(417)	(507)
Grant received	—	274
Interest and debt financing costs paid	(2,468)	(2,252)
Payment for repurchase of own shares	(22,917)	—
Net cash used in financing activities	(18,677)	(12,548)
Net change in cash and cash equivalents	(12,261)	(8,974)

Cash and cash equivalents at the beginning of the period	59,345	62,358
Effects of exchange rate changes on cash and cash equivalents	141	(573)
Cash and cash equivalents at the end of the period	47,225	52,811

Q1 FY2026
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE (DECLINE) / GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE (DECLINE) / GROWTH RATE AT CONSTANT CURRENCY:

	Three Months Ended September 30
	2025	2024
REVENUE (DECLINE) / GROWTH RATE AS REPORTED UNDER IFRS	(8.6%)	3.5%
Impact of Foreign exchange rate fluctuations	1.3%	1.7%
REVENUE (DECLINE) / GROWTH RATE AT CONSTANT CURRENCY	(7.3%)	5.2%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Three Months Ended September 30
	2025	2024
	£’000	£’000

(LOSS) / PROFIT BEFORE TAX	(8,472)	4,213
Adjustments:
Share-based compensation expense	7,680	11,021
Amortisation of acquired intangible assets	5,021	6,146
Foreign currency exchange losses / (gains), net	3,548	(846)
Restructuring costs	2,438	—
Fair value movement of contingent consideration	(363)	(1,302)
Total adjustments	18,324	15,019
ADJUSTED PROFIT BEFORE TAX	9,852	19,232

(LOSS) / PROFIT FOR THE PERIOD	(8,157)	2,247
Adjustments:
Adjustments to (loss) / profit before tax	18,324	15,019
Tax impact of adjustments	(2,245)	(2,171)
ADJUSTED PROFIT FOR THE PERIOD	7,922	15,095

Q1 FY2026
RECONCILIATION OF ADJUSTED DILUTED EARNINGS PER SHARE:

	Three Months Ended September 30
	2025	2024
	£’000	£’000

DILUTED (LOSS) / EARNINGS PER SHARE (£)	(0.15)	0.04
Adjustments:
Share-based compensation expense	0.14	0.19
Amortisation of acquired intangible assets	0.09	0.10
Foreign currency exchange losses / (gains) net	0.07	(0.01)
Restructuring costs	0.05	—
Fair value movement of contingent consideration	(0.01)	(0.03)
Tax impact of adjustments	(0.04)	(0.04)
Total adjustments	0.30	0.21
ADJUSTED DILUTED EARNINGS PER SHARE (£)	0.15	0.25

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Three Months Ended September 30
	2025	2024
	£’000	£’000

NET CASH FROM OPERATING ACTIVITIES	12,252	4,374
Adjustments:
Grant received	—	274
Net purchases of non-current assets (tangibles and intangibles)	(3,043)	(1,099)
ADJUSTED FREE CASH FLOW	9,209	3,549

Q1 FY2026
SUPPLEMENTARY INFORMATION
SHARE-BASED COMPENSATION EXPENSE

	Three Months Ended September 30
	2025	2024
	£’000	£’000

Direct cost of sales	4,864	7,794
Selling, general and administrative expenses	2,816	3,227
Total	7,680	11,021

DEPRECIATION AND AMORTISATION

	Three Months Ended September 30
	2025	2024
	£’000	£’000

Direct cost of sales	4,591	5,180
Selling, general and administrative expenses	5,701	6,897
Total	10,292	12,077

Q1 FY2026
EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

	Three Months Ended September 30
	2025	2024

Closing number of total employees (including directors)	11,636	11,821
Average operational employees	10,332	10,627

Top 10 customers %	36%	36%
Number of clients with > £1m of revenue (rolling 12 months)	133	147

Geographic split of revenue %
North America	42%	39%
Europe	24%	25%
UK	28%	31%
Rest of World (RoW)	6%	5%

Industry vertical split of revenue %
Payments	17%	20%
Banking and Capital Markets	22%	17%
Insurance	9%	9%
TMT	17%	21%
Mobility	9%	9%
Healthcare	12%	12%
Other	14%	12%

Q1 FY2026

FOOTNOTES

(1) Restated to include the effect of revisions arising from provisional to final acquisition accounting for GalaxE.